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                               Prospectus Supplement filed under rule 424(b)(3)
                                 in connection with Registration No. 333-51752



               PROSPECTUS SUPPLEMENT NO. 1 DATED FEBRUARY 6, 2001
                     (To Prospectus Dated December 26, 2000)

                     DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC.

                        3,813,935 SHARES OF COMMON STOCK


This Prospectus Supplement (the "Prospectus Supplement") supplements information contained in that certain Prospectus, dated December 26, 2000, as amended or supplemented (the "Prospectus") relating to the offer and sale by certain Selling Stockholders of up to 3,813,935 shares of common stock, $.01 par value of Dental/Medical Diagnostic Systems, Inc. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Capitalized terms used herein but not defined have the meanings assigned to such terms in the Prospectus.

                                  RISK FACTORS

Investment in the shares covered by this prospectus supplement involves a significant degree of risk. You should carefully consider all of the information in this prospectus supplement, and, in particular, should evaluate the following risks related to an investment in the shares.

WE HAVE SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

We have experienced significant operating losses in the current and prior years. We have been unable to pay all of our trade creditors and certain other obligations in accordance with their terms. We also have an obligation of $963,000 to one of our former preferred stockholders and our forbearance agreement with Imperial Bank expires on February 14, 2001. We intend to improve liquidity in various ways such as (a) the completion of equity or debt financing or other strategic transactions; (b) the continued monitoring and reduction of manufacturing, facility and administrative costs; and (c) the development and introduction of new products. However, there is no assurance that we will succeed in accomplishing any or all of these initiatives. Our fiscal 2000 unaudited interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

WE MAY BE DELISTED FROM THE NASDAQ STOCK MARKET AND THE BOSTON STOCK EXCHANGE.

The closing sale price of our Common Stock was below $1.00 per share for thirty consecutive days in December 2000. Under the rules and regulations of the Nasdaq Stock Market and the Boston Stock Exchange, to maintain listing on the Nasdaq Small Cap Market and the Boston Stock Exchange we must maintain a trading price per share of more than $1.00. On December 28, 2000, Nasdaq notified us that we had failed to maintain a minimum bid price of $1.00 over the last 30 consecutive trading days as required for continued listing on The Nasdaq SmallCap Market as set forth in Marketplace Rule 4310(c)(4) (the "Rule"). However, in accordance with Marketplace Rule 4310(c)(8)(B), we will be provided 90 calendar days, or until March 28, 2001 to regain compliance with this Rule. If at anytime before March 28, 2001 the bid price of our common stock is at least $1.00 for a minimum of 10 consecutive trading days, a determination will be made as to whether we comply with the Rule. Nasdaq must still make a determination whether we comply with the Rule. If Nasdaq determines we do not comply with the Rule, our common stock will be delisted.

In addition, at September 30, 2000 we failed to meet the $2,000,000 minimum for net tangible assets, which is also a requirement for continued listing. This failure would allow Nasdaq to delist our stock. We have presented our position to Nasdaq which is that the conversion of $3,253,000 of debt associated with the prior conversion of preferred stock into


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common stock will increase our net tangible assets above the required minimum.
However, our December 31, 2000 results of operations are not yet available and we can not give assurances that we will be able to meet the minimum net tangible assets requirement. If Nasdaq determines that we fail to meet this listing requirement, our common stock will be de-listed.

If we were delisted from the Nasdaq Small Cap Market and the Boston Stock Exchange, trading in our common stock, if any, would have to be conducted in the over-the-counter market in so-called "pink sheets" or, if then available, the OTC Bulletin Board. As a result, the holders of our common stock would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock.

If our common stock is delisted from trading on Nasdaq and the Boston Stock Exchange and the trading price is less than $5.00 per share, trading in our common stock would also be subject to the requirements of Rule 15g-9 promulgated under the Securities Exchange Act of 1934. Under such rule, broker/dealers who recommend these low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally any equity security not traded on an exchange or quoted on Nasdaq that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated with the penny stock market. These requirements would likely severely limit the market liquidity of our common stock and the ability of our shareholders to dispose of their shares, particularly in a declining market.

WE HAVE A $963,000 OBLIGATION FOR WHICH WE DO NOT HAVE SUFFICIENT FUNDS AND WE WILL NEED TO SEEK ADDITIONAL FINANCING.

On November 23, 1999 we sold an aggregate of 2,000 shares of Series A Exchangeable Preferred Stock ($2 million face value), 2,500 shares of Common Stock and Warrants to purchase up to 40,000 shares of Common Stock. On March 3, 2000 we sold an aggregate of 2,250 shares of Series B Exchangeable Preferred Stock ($2.25 million face value) and Warrants to purchase up to 675,000 shares of Common Stock.

On and after March 15, 2000, holders of Series A Exchangeable Preferred Stock were able to exchange their shares for shares of common stock at the lesser of $4.00 per share or the average of the closing bid prices of the common stock during any three (3) of the prior thirty (30) consecutive trading days selected by the holder of the Series A Exchangeable Preferred Stock then being exchanged. As a result, the holders were likely to be in a position to exchange their shares for shares of common stock at a discount to the then current trading price of our common stock.

On and after June 15, 2000, holders of Series B Exchangeable Preferred Stock were able to exchange their shares into common stock at a price per share equal to the lesser of $2.85 or one hundred percent (100%) of the Market Price on the date of exchange. The Market Price is the average of the closing bid prices of any three (3) of the prior thirty (30) consecutive trading days selected by the holder of the Series B Exchangeable Preferred Stock then being exchanged. As a result, the holders of Series B Exchangeable Preferred Stock were likely to be in a position to exchange their shares of common stock at a discount to the then current trading price of our common stock.

From April 2000 through September 2000, 1,246 shares of Series A Exchangeable Preferred Stock were converted into 1,270,216 shares of common stock, and 937 shares of Series B Exchangeable Preferred Stock were converted into 1,288,467 shares of common stock.

Under the rules and regulations of the Nasdaq Stock Market, we require stockholder approval to issue 20% or more of our outstanding common stock in a single transaction. Because the rate at which the Series A Preferred Stock and Series B Preferred Stock exchange into common stock fluctuates, it was possible that the number of shares of common stock into which the Series A Preferred Stock or Series B Preferred Stock may exchange could exceed 20%. We agreed with the purchasers of the Series A Preferred Stock and the Series B Preferred Stock that we would seek stockholder approval of these issuances at the 2000 Annual Meeting of Stockholders. Prior to receiving stockholder approval, or if stockholder approval is not obtained, any exchange of shares of Series A Preferred Stock or Series B Preferred Stock in excess of 19.9% of the outstanding common stock of the Company must be paid in cash to the holder of the Series A Preferred Stock or Series B Preferred Stock.

In late September 2000, all remaining Series A and Series B holders requested to convert their remaining shares. Because we had already issued l9.9% of the outstanding shares, we are obligated to honor the exchange of shares of Series A Preferred Stock


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or Series B Preferred Stock in cash. The combined obligation to the Series A and
Series B holders was approximately $4,200,000. In January 2001, we reached an agreement with the holders of $3,253,000 of such obligation to convert their obligation to common stock at $.70. As of February 2, 2001, $963,000 of the obligation to the former preferred stockholders remains outstanding. Currently, the Company does not have sufficient liquid funds to meet this obligation

WE WILL NEED TO RAISE ADDITIONAL CAPITAL.

At September 30, 2000, we had cash and cash equivalents of $561,267. After taking into account our cash and cash equivalents, projected revenues and receipt of funds from other sources, we will need to raise additional funding through debt or equity financing during the next twelve months to satisfy our requirements for research and product development, marketing, and general and administrative expenses. Our cash requirements, however, may vary materially from those now planned because of changes in our operations or market conditions. In addition, we have a $963,000 obligation to a former preferred stockholder. Further, at September 30, 2000 and June 30, 2000, we were not in compliance with financial covenants of our Imperial Bank credit agreement. As of August 18, 2000, we entered into a forbearance agreement stating that so long as we remain current in our payments of principal and interest Imperial Bank will not exercise any remedies it may have resulting from such lack of compliance. That original forbearance was through September 21, 2000 and has been subsequently extended on a monthly basis with the current extension through February 14, 2001. If we are not able to remain current in our payments of principal and interest or obtain additional extensions on the forbearance agreement, Imperial Bank can declare the loans in default and require us to pay the balance of the loan, which is currently approximately $4.2 million. In addition, our bank line expires May 31, 2001 and we can not assure you that it will be renewed. In either event, we would seek to obtain alternative financing, including bank financing. There can be no assurance that alternative financing, whether from equity or debt financing agreements, will be available, if at all, on favorable terms to us or our stockholders. If we need capital and cannot raise additional funds, we may be required to limit or forego the development of new products or limit the scope of our current operations, which could have a material adverse effect on our business, operating results and financial condition. If we raise needed funds through the sale of additional shares of our common stock or securities convertible into shares of our common stock it may result in dilution to current stockholders.

WE HAVE A LIMITED OPERATING HISTORY UPON WHICH TO EVALUATE OUR LIKELIHOOD OF SUCCESS.

We have only manufactured and distributed our digital x-ray systems since September 1999, our TeliCam systems since October 1995 and our Apollo(TM) since March 1998. Therefore, we have a limited relevant operating history upon which to evaluate the likelihood of our success. In addition, we anticipate additional revenues from our two new products, Apollo e and Forever White(TM). The Apollo e began shipment at the end of November 2000, and our national advertising campaign for Forever White(TM) began in August. Our Apollo e product has been returned by many customers due to performance problems. Although we have reengineered the product to address these issues, we do not have a significant customer response to the updated product. There may be further product issues. However, we have not yet commenced significant sales of Apollo e or Forever White(TM) and we can give no assurances as to the likelihood of success of these products. Factors such as the risks, expenses and difficulties frequently encountered in the operation and expansion of a new business and the development and marketing of new products must be considered in evaluating the likelihood of our success.

WE HAVE A HISTORY OF LOSSES AND ACCUMULATED DEFICIT AND THIS TREND OF LOSSES MAY CONTINUE IN THE FUTURE.

For the period from October 23, 1995 to March 2, 1996, we incurred a net loss of $1,625,213. For the fiscal years ended December 31, 1997, 1998, and 1999 we had net losses of $2,044,729, $1,816,702, and $6,727,638, respectively, and for the nine months ended September 30, 2000, we had a net loss of $11,100,496. In addition, we expect to incur a loss in the fourth quarter of 2000. At September 30, 2000, our accumulated deficit was $23,272,012. Our ability to obtain and sustain profitability will depend, in part, upon the successful marketing of our existing products and the successful and timely introduction of new products. We can give no assurances that we will achieve profitability or, if achieved, that we will sustain profitability.

FLUCTUATION IN QUARTERLY RESULTS MAY RESULT IN DECLINES IN OUR STOCK PRICE.

Certain quarterly influences may affect our business. Historically, sales have been generally higher in the fourth quarter due to the purchasing patterns of dentists in the United States and have been generally lower in the first quarter due primarily to the effect upon demand of increased purchases in the prior quarter. Historically we have experienced lower sales in the summer months as a result of holiday vacations and fewer trade shows. These fluctuations in quarterly operating results could result in increased volatility, including significant declines, of the trading price of our common stock.




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TWO OF OUR PRIMARY PRODUCTS HAD A SIGNIFICANT DECLINE IN SALES AND IF THIS
DECLINE CONTINUES WE MAY NOT BE ABLE TO ACHIEVE OR SUSTAIN PROFITABILITY.

The TeliCam systems, together with related products such as the InTELInet system, and the Apollo(TM) have been our primary products since inception. We believe that our market for the Telicam intraoral cameras, is a market that has declined. TeliCam systems sales have recently been at or below levels of prior comparable periods, a trend which we expect to continue. In addition, there has been a decrease in Apollo(TM) sales as competitor's lamps curing times become closer to that of the Apollo(TM), a trend which we also expect to continue.

AS A RESULT OF THE DECLINE IN SALES OF THE TELICAM SYSTEMS AND APOLLO(TM) PRODUCTS, OUR FUTURE DEPENDS ON OUR ABILITY TO DEVELOP AND INTRODUCE NEW PRODUCTS.

As a result of the decline in our Telicam intraoral camera market, our future depends upon our ability to develop and successfully introduce new products to make up for the diminished sales of the Telicam systems and Apollo(TM) products. Development of new product lines is risk intensive and often requires:

     - long-term forecasting of market trends;

     - the development and implementation of new designs;








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     - compliance with extensive governmental regulatory requirements; and

     - a substantial capital commitment.

Also, the medical and dental device industry is characterized by rapid technological change. As technological changes occur in the marketplace, we may have to modify our products in order to become or remain competitive or to ensure that our products do not become obsolete. If we fail to anticipate or respond in a cost effective and timely manner to government requirements, market trends or customer demands, or if there are any significant delays in product development or introduction, our revenues and profit margins may decline which could adversely affect our cash flows, liquidity and operating results.

HISTORICALLY, THE SALES OF OUR NEWLY INTRODUCED PRODUCTS HAVE DECLINED IN A RELATIVELY SHORT PERIOD OF TIME FOLLOWING THE INITIAL INTRODUCTION OF THE PRODUCT.

Our sales records indicate that the sales of our products decline within a relatively short period of time following the initial introduction of the product. If this sales pattern holds true for three new products, the Apollo e, the Apollo Cam and Forever White(TM) and our future products, we must continuously develop and introduce new products in order to maintain an appropriate level of sales and revenue. As a result, if we fail to develop and introduce new products on a timely basis, it could adversely affect our revenues and operating results.

WE SUBSTANTIALLY DEPEND UPON UNAFFILIATED THIRD PARTIES FOR SEVERAL CRITICAL ELEMENTS OF OUR BUSINESS, INCLUDING THE DEVELOPMENT AND LICENSING FOR DISTRIBUTION OF OUR PRODUCTS.

We are dependent upon unaffiliated third party developers and suppliers for the development and manufacture of all of the components used in our dental equipment and for the development and manufacture of our consumable products. Outside of updating our current products, we do not develop any of our technology. Instead of developing technology, we continually seek out third parties that own new and innovative technology that they may be willing to license to us or develop into new dental products under a development agreement. We have had problems in the past obtaining a marketable product from companies with whom we had entered into a licensing arrangement. In March 1998, we entered into a licensing agreement with Ion Laser Technology under which ILT was unable to develop a product in accordance with the delivery schedule established by our agreement that met our specifications; as a result in August 1998, we were forced to find an alternative product to that which we had contracted with ILT.

IF WE DO NOT MAKE CERTAIN REQUIRED MINIMUM ROYALTY PAYMENTS TO SUNI, AND IF WE DO NOT PURCHASE REQUIRED AMOUNTS OF CERTAIN PRODUCTS MANUFACTURED BY SUNI, WE WILL LOSE OUR EXCLUSIVE RIGHTS TO THE DIGITAL X-RAY TECHNOLOGY DEVELOPED FOR US BY SUNI.

In order to maintain our right to be the exclusive dental licensee of the digital x-ray technology developed by Suni, we must make significant minimum periodic royalty payments to Suni, and we must purchase a significant amount of certain products manufactured by Suni. To date, we have made the required periodic minimum royalty payments to Suni and have purchased the required amounts of certain products manufactured by Suni. We cannot guarantee that we will continue to be able to make the minimum periodic royalty payments, nor can we guarantee that we will continue to be able to purchase the amount of products that are required to maintain our right to be the exclusive distributor. If we do not make the required periodic royalty payments and purchase the required products, Suni will be able to license the developed technology to our competitors, or grant an exclusive license to a competitor, which could have a material adverse effect on our business.

THE GOVERNMENT EXTENSIVELY REGULATES OUR PRODUCTS AND FAILURE TO COMPLY WITH APPLICABLE REGULATIONS COULD RESULT IN FINES, SUSPENSIONS, SEIZURE ACTIONS, PRODUCT RECALLS, INJUNCTIONS AND CRIMINAL PROSECUTIONS.

The United States Food and Drug Administration or FDA, as well as state and foreign agencies, regulate almost all aspects of our medical devices including:

     - entry into the marketplace;
     - design;
     - testing;
     - manufacturing procedures;
     - reporting of complaints;
     - labeling; and
     - promotional activities.



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Under the Federal Food, Drug, and Cosmetic Act, FDA has the authority to control the introduction of new products into the marketplace. Unless specifically exempted by the agency, medical devices enter the marketplace through either FDA clearance of a premarket approval application or FDA approval of an application for 510k clearance. FDA conducts periodic inspections to assure compliance with it's regulations. The Company has applications pending for a hand held cordless curing lamp and a cordless, remote controlled, high resolution, intraoral camera. The Company has filed letters of equivalency for both the Apollo e light and the cordless interoral camera. These letters are based upon FDA approval received on the Company's previously introduced products.

Unless specifically exempted by FDA's regulations, we will need to file a 510k submission or PMA application for any new products developed in the future. The process of obtaining a clearance or approval can be time-consuming and expensive. Compliance with FDA's regulatory requirements can be expensive and time consuming. We do not guarantee that the required regulatory approvals or clearances will be obtained. Any approval or clearance obtained from FDA may include significant limitations on the use of the medical device which is the subject of the approval or clearance.

We cannot market a medical device if needed FDA approval or clearance is not granted. Inability to obtain such approval or clearance could result in a delay or suspension of the manufacture and sale of affected medical devices. Any such delay or suspension would have a material adverse effect on our business. In addition, changes in existing regulations or the adoption of new regulations could make regulatory compliance by us more difficult in the future. The failure to obtain the required regulatory clearances or to comply with applicable regulations could result in one or more of the following:

     - fines;
     - delays or suspensions of device clearances;
     - seizure actions;
     - mandatory recalls;
     - injunction action; and
     - criminal prosecution.

THE LOSS OF OUR CHIEF EXECUTIVE OFFICER COULD RESULT IN THE LOSS OF A SIGNIFICANT PORTION OF OUR BUSINESS BECAUSE OF HIS PERSONAL RELATIONSHIPS IN THE INDUSTRY.

Our success is highly dependent upon our Chairman of the Board and Chief Executive Officer, Robert H. Gurevitch. Unlike larger companies, we rely heavily on a small number of officers to conduct a large portion of our business. The loss of service of Robert H. Gurevitch along with the loss of his numerous contacts and relationships in the industry would have a material adverse effect on our business. We have entered into an Employment Agreement with Robert H. Gurevitch under which he has agreed to render services to us until September 30, 2002. We have obtained "key person" life insurance on Mr. Gurevitch in the amount of $2,000,000, of which we are the sole beneficiary, but there can be no assurance that the proceeds of such insurance will be sufficient to offset the loss to us in the event of his death.

NONE OF OUR PRODUCTS ARE PROTECTED BY PATENTS, AND THEREFORE, THEY MAY NOT BE ADEQUATELY PROTECTED FROM COPYING BY COMPETITORS.

Our future success and ability to compete is dependent in part upon our proprietary technology used in the Apollo(TM). The Apollo(TM) is currently only protected by a patent in France. We are currently seeking patent protection in all of the countries of the world in which this technology can be marketed. There can be no assurance that patents outside of France will be granted for the Apollo(TM) system, and, if granted, the patents will provide adequate protection for the Company's technologies. Consequently, we rely primarily on trademark, trade secret and copyright laws to protect our technology. However, there can be no assurance that third parties will not try to copy our products. In addition, many foreign countries' laws may not protect us from improper use of our proprietary technology overseas. We may not have adequate remedies if our proprietary rights are breached and therefore a breach of our proprietary rights could have a material adverse effect on our business.

WE ARE SUSCEPTIBLE TO PRODUCT LIABILITY SUITS AND IF A LAWSUIT IS BROUGHT AGAINST US IT COULD RESULT IN US HAVING TO PAY LARGE LEGAL EXPENSES AND/OR JUDGMENTS.

Although we have not yet had any product liability claims, because of the nature of the medical/dental device industry, there can be no assurance that we will not be subject to such claims in the future. Our products come into contact with vulnerable areas of the human body, such as the mouth, tongue, teeth and gums, and, therefore, the sale and support of dental products makes us susceptible to the risk of such claims. A successful product liability claim or claim arising as a result of use of our



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products brought against us, or the negative publicity brought up by such claim, could have a material adverse effect upon our business. We maintain product liability insurance with coverage limits of $10,000,000 per occurrence and $11,000,000 per year. While we believe that we maintain adequate insurance coverage, we do not guarantee that the amount of insurance will be adequate to satisfy claims made against us in the future, or that we will be able to obtain insurance in the future at satisfactory rates or in adequate amounts.

ISSUANCE OF PREFERRED STOCK MAY HAVE THE EFFECT OF PREVENTING A CHANGE OF
CONTROL.

We have authorized 1,000,000 shares of preferred stock, which may be issued by the Board of Directors with certain rights not granted to the holders of common stock. Issuance of such preferred stock, depending upon the terms and rights thereof, may have the effect of delaying, deterring or preventing a change of control.

A DECREASE IN THE PRICE OF OUR COMMON STOCK COULD INCREASE SHORT SALES OF OUR COMMON STOCK BY THIRD PARTIES WHICH COULD RESULT IN FURTHER REDUCTIONS IN THE PRICE OF OUR COMMON STOCK.

Our Series A Preferred Stock and Series B Preferred Stock have been exchanged into common stock at a discount to the market price of our common stock as a result of the formula's included in the preferred stock purchase agreements. This issuance of shares at a discount could result in reductions in the market price of our common stock. Downward pressure on the price of our common stock could encourage short sales of our common stock by third parties. Material amounts of short selling could place further downward pressure on the market price for our common stock. A short sale is a sale of stock that is not owned by the seller. The seller borrows the stock for delivery at the time of the short sale, and buys back the stock when it is necessary to return the borrowed shares. If the price of the stock declines between the time the seller sells short the stock and the time the seller subsequently repurchases the stock, the seller will realize a profit.

A LARGE VOLUME OF SALES OF OUR COMMON STOCK MAY RESULT IN DOWNWARD PRESSURE OR INCREASED VOLATILITY IN THE TRADING PRICE OF OUR COMMON STOCK.

Because in the last six months we have agreed to register for resale shares of common stock in other registration statements totaling 9,426,336, the holders thereof may sell without regard to any volume restrictions, including the volume restrictions set forth in Rule 144 promulgated under the Securities Act of 1933. As a result, sales by the holders of such registered stock could lead to an excess supply of shares of our Common Stock being sold which could, in turn, result in downward pressure or increased volatility in the trading price of our Common Stock.

WE FACE CLAIMS OF BOSTON MARKETING, WHICH COULD RESULT IN SIGNIFICANT LIABILITY, DISRUPT OUR OPERATIONS AND ADVERSELY AFFECT OUR OPERATING RESULTS.

Effective October 1, 1996, we amended our distribution agreement ("BMC Distribution Agreement") with Boston Marketing, a licensed distributor of the Teli manufactured CCD chip which includes the Teli CCU processor. Pursuant to the BMC Distribution Agreement, we have the exclusive right (i) to market certain Teli manufactured CCD chip assemblies with CCU processors (each a "Teli unit," and collectively the "Teli Units") to the dental market, and (ii) to use the "TeliCam" trademark. The Units are key components of our intraoral digital cameras. The initial term of the BMC Distribution Agreement, as amended, was due to expire December 31, 2000, and was terminable by Boston Marketing if we fail to meet our annual minimum purchase obligation. In April 2000, we were served with a lawsuit that makes numerous claims including the allegation that we failed to make the minimum purchases for calendar year 1999 and 2000, and that the BMC Distribution Agreement has been terminated as a result. Boston Marketing has refused to accept subsequently placed orders. The lawsuit also claims that we failed to pay certain commissions to Boston Marketing.

We are investigating the claims made by Boston Marketing in their complaint. We intend to defend this matter vigorously and believe we have meritorious defenses to this suit. Although we had settlement discussions with Boston Marketing, no settlement has been reached. Trial is set for February 26, 2001. If Boston Marketing prevails at trial, we could owe substantial sums which would negatively impact our operating results.

We have obtained alternative sources of supply. We have now obtained other CCD chips, CCU processors and frame grabbers from third-party suppliers. Management believes that no disruption in the supply of these products occurred. However, we may not be able to market the units incorporating those CCD chips, CCU processors and frame grabbers under the "TeliCam" trademark which could materially adversely affect our operating results.


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                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains statements that constitute forward-looking statements within the meaning of Section 21E of the Exchange Act of 1934 and
Section 27A of the Securities Act of 1933. The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this prospectus and include statements regarding our intent, belief or current expectations regarding our strategies, plans and objectives, our product release schedules, our ability to design, develop, manufacture and market products, our intentions with respect to strategic acquisitions, the ability of our products to achieve or maintain commercial acceptance and our ability to obtain financing for our obligations. Any forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those projected in this prospectus, for the reasons, among others, described in the Risk Factors section beginning on page 3. You should read the Risk Factors section carefully, and should not place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to release publicly any updated information about forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events.











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